Exhibit 99.1

	Series 356

	Gross Artwork Sale Proceeds	$2,400,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$2,400,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(115,816.00)
=	Distributable Proceeds to Class A Shares	$2,284,204.00
(/)	Total Class A Shares Outstanding	91,047 *
=	Distributable Proceeds per Class A Share	25.09
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.254

	Offering period
	Cash Receipt Date	6/26/2026
(-)	Final Offering Close Date	2/6/2025
=	Days from final close to cash receipt	505
(/)	Days of year	365
=	IRR Period (in years)	1.38

	IRR Calculation
	MOIC	1.25441
	IRR Period (in years)	1.38
	IRR	17.8%

*Reflects 1295 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.